Notes Linked to the Tokyo Stock Price Index due March 12, 2014 Full upside and downside exposure, subject to an adjustment factor	Fact Sheet for Term Sheet No. 1708B Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: February 20, 2013

General

The notes are designed for investors who seek a return linked to the performance of the Tokyo Stock Price Index, which consists of all common stocks listed on the First Section of the Tokyo Stock Exchange that have an accumulative length of listing of at least six months. The performance of the Index will be reduced by the Adjustment Factor. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Underlying depreciates or fails to appreciate sufficiently to offset the effect of the Adjustment Factor. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	25152RBT9
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	12 months and 2 weeks
Underlying	The Tokyo Stock Price Index (Bloomberg: TPX <Index>)
Face Amount:	$1,000 per note
Payment at Maturity:	Your payment per $1,000 Face Amount of notes will be calculated as follows: $1,000 + ($1,000 x Underlying Return) *Your investment will be fully exposed to any decline in the Underlying. The Adjustment Factor will lower your return regardless of whether the Underlying appreciates or declines in value. You will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the effect of the Adjustment Factor. Any Payment at Maturity is subject to the credit of the Issuer.*
Underlying Return:	$\left(\frac{\text{Final Level x Adjustment Factor}}{\text{Initial Level}} \right) - 1$
Adjustment Factor:	0.994
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Final Valuation Date
Trade Date:	February 22, 2013
Settlement Date:	February 27, 2013
Final Valuation Date:	March 7, 2014
Maturity Date:	March 12, 2014
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1708B.

For more information regarding this offering, please refer to the term sheet No. 1708B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313001187/dp36390_fwp-ts1708b.htm.

Note Characteristics

- Full downside exposure if the Final Level is less than the Initial Level or if the Final Level is not sufficiently greater than the Initial Level to offset the effect of the Adjustment Factor

Risk Considerations

- You will lose some or all of your investment in the notes if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the effect of the Adjustment Factor
- The inclusion of the Adjustment Factor reduces the Payment at Maturity regardless of whether the Final Level is greater than, equal to or less than the Initial Level.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Cash Investment in Underlying
Note Payment at Maturity
Return on the Notes
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Percentage Change in Underlying (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes.

Percentage Change in Underlying	Underlying Return	Return on Notes (%)	Payment at Maturity ($)
100.00%	98.80%	98.80%	$1,988.00
90.00%	88.86%	88.86%	$1,888.60
80.00%	78.92%	78.92%	$1,789.20
70.00%	68.98%	68.98%	$1,689.80
60.00%	59.04%	59.04%	$1,590.40
50.00%	49.10%	49.10%	$1,491.00
40.00%	39.16%	39.16%	$1,391.60
30.00%	29.22%	29.22%	$1,292.20
20.00%	19.28%	19.28%	$1,192.80
10.00%	9.34%	9.34%	$1,093.40
0.60%	0.00%	0.00%	$1,000.00
0.30%	-0.30%	-0.30%	$996.98
0.00%	-0.60%	-0.60%	$994.00
-10.00%	-10.54%	-10.54%	$894.60
-20.00%	-20.48%	-20.48%	$795.20
-30.00%	-30.42%	-30.42%	$695.80
-40.00%	-40.36%	-40.36%	$596.40
-50.00%	-50.30%	-50.30%	$497.00
-60.00%	-60.24%	-60.24%	$397.60
-70.00%	-70.18%	-70.18%	$298.20
-80.00%	-80.12%	-80.12%	$198.80
-90.00%	-90.06%	-90.06%	$99.40
-100.00%	-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be fully exposed to any decline in the level of the Underlying. In addition, the Adjustment Factor will lower your return regardless of whether the Underlying appreciates or declines in value.  If the Underlying Return is negative, you will lose some or all of your initial investment. The payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks comprising the Underlying would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, London Branch, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations, you might not receive the Payment at Maturity owed to you under the terms of the notes.

THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATIVE TO THE U.S. DOLLAR — The Underlying is composed of stocks denominated in foreign currencies. However, the value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Underlying are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — The Underlying includes component stocks that are issued by non-U.S. companies in non-U.S. securities markets. An investment in notes linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the

non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this fact sheet is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission and estimated cost of hedging our obligations under the notes directly or through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which we will be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other including the expected volatility of the Underlying; the composition of the Underlying; the dividend rate on the component stocks of the Underlying; economic, financial, political, regulatory or judicial events that affect the Underlying or stock markets generally; interest rates and yields in the market generally and in the markets of the component stocks of the Underlying; the time remaining to the maturity of the notes; supply and demand for the notes; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1708B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about
Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1708B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.